UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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05041412

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21590

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/04** (MM/DD/YY) AND ENDING **12/31/04** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Clarendon Insurance Agency, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Sun Life Executive Park
(No. and Street)

Wellesley Hills	**Massachusetts**	**02481**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jane F. Jette **(781) 446-1208**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

200 Berkeley street	**Boston**		**02116**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 3 1 2005
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 2 2005
WASH. D.C.
179

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jane F. Jette, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Clarendon Insurance Agency, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Peter P. Daly
Notary Public
My Commission Expires June 20, 2008

Jane F. Jette
Signature

Financial Operations Principal and Treasurer
Title

Peter P. Daly
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Clarendon Insurance Agency, Inc.
(A Wholly Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))
(SEC I.D. No. 21590)

Financial Statements and Supplemental Schedule as of and for the Year Ended December 31, 2004 and Independent Auditors' Report and Supplemental Report on Internal Control

Filed Pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Clarendon Insurance Agency, Inc.
Wellesley, Massachusetts

We have audited the following financial statements of Clarendon Insurance Agency, Inc. (the "Company") for the year ended December 31, 2004 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As described in Note 4 to the financial statements, the majority of revenue earned and expenses incurred by the Company is the result of transactions with related parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedule of Computation of Net Capital Required Under Rule 15c3-1 of the Securities and Exchange Act of 1934 of the Company as of December 31, 2004 is presented on page 9 for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 28, 2005

CLARENDON INSURANCE AGENCY, INC.
(A Wholly Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$ 65,238
Accounts receivable	11,720
TOTAL ASSETS	$ 76,958

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES—Payable to related parties	$ 23,451
STOCKHOLDER'S EQUITY:	
Common shares, $1 par value; 150,000 shares authorized, 600 shares issued and outstanding	$ 600
Additional paid-in capital	344,400
Accumulated deficit	(291,493)
Total stockholder's equity	53,507
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 76,958

See notes to financial statements.

CLARENDON INSURANCE AGENCY, INC.
(A Wholly Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004

REVENUE—Fee income	$ 23,451
Total revenue	23,451
EXPENSES—Fee expense	23,451
Total expenses	23,451
NET INCOME	$ -

See notes to financial statements.

CLARENDON INSURANCE AGENCY, INC.
(A Wholly Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2004

	Shares	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
BALANCE—January 1, 2004	600	$600	$344,400	$ (291,493)	$ 53,507
Net income	—	—	—	—	—
BALANCE—December 31, 2004	600	$600	$344,400	$ (291,493)	$ 53,507

See notes to financial statements.

CLARENDON INSURANCE AGENCY, INC.
(A Wholly Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ -
Changes in assets and liabilities:	
Increase in accounts receivable	(11,720)
Increase in payable to related parties	23,451
Net cash provided by operating activities	11,731
CASH—Beginning of year	53,507
CASH—End of year	$ 65,238

See notes to financial statements.

CLARENDON INSURANCE AGENCY, INC.
(A Wholly Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2004

1. BUSINESS AND ORGANIZATION

Clarendon Insurance Agency, Inc. (the "Company") acts as principal underwriter and general distributor for the sale of variable annuities and variable life insurance policies offered by its parent, Sun Life Assurance Company of Canada (U.S.) (the "Parent"), and Sun Life Insurance and Annuity Company of New York ("Sun Life (NY)"), an affiliate.

During 2004, the Company entered into a separate underwriting agreement with Sun Capital Advisers Trust (the "Trust"), a Delaware statutory trust. Under the terms of this agreement, the Trust pays a distribution and/or service fee to the Company related to certain shares of the Trust (Service Class shares). The Company then pays these service fees to the appropriate insurance affiliates in connection with the maintenance and distribution of variable contracts that invest in the Service Class shares.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of financial statements in conformity with accounting pronouncements generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Basis of Presentation—The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Recognition of Fee Income and Expense—Fee income and expense are recognized when the sales of financial products are settled, which is materially the same as recognition on a trade-date basis.

3. INCOME TAXES

The Company is included in the consolidated tax return of the Parent and affiliates for state and federal income tax reporting. Federal and state income amounts are allocated among members of the consolidated tax group based upon separate return calculations. The Company had no tax liability at December 31, 2004.

At December 31, 2004, the Company had a net operating loss carryforward for tax purposes of approximately $20,500 which begins expiring in 2020 and can only be used to offset the Company's taxable income. The Company has established a valuation allowance at December 31, 2004 that completely offsets the deferred tax asset resulting from the net operating loss as it is management's belief that it is more likely than not that these losses will not be recoverable.

4. RELATED-PARTY TRANSACTIONS

By agreement with the Company, the Parent keeps related records on behalf of the Company to record various fees and expenses. Also by agreement, affiliated broker-dealers perform certain marketing functions for the variable insurance products issued by the Parent. The Company earns all of its commission income from affiliated companies from the sale of variable annuities. The Company incurs a corresponding commission expense with the third party-agents and brokers. The Company also earns a distribution fee from affiliated separate accounts. The Company incurs a corresponding distribution fee expense with affiliated companies.

The Company's operations consist of activities performed for affiliated companies and may not be indicative of the conditions that would have existed or the results of operations if the Company had not been operated as an affiliated company.

5. COMMITMENTS AND CONTINGENT LIABILITIES

The SEC is conducting investigations and examinations of the Company relating to various issues, including market timing and late trading of variable insurance products and revenue-sharing arrangements. At this time, the Company is unaware of the potential outcome of these inquires, but does not believe they will be significant to the Company's financial condition.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2004, the Company had net capital of $41,787, which was $36,787 in excess of its required net capital of $5,000.

7. EXEMPTION FROM RESERVE AND SECURITY CUSTODY REQUIREMENTS PURSUANT TO RULE 15C3-3

The Company is exempt from the reserve requirements of Rule 15c3-3 of the Securities and Exchange Act of 1934, under the provisions of subparagraph (k) (1) thereof, since its transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies. All customer funds are promptly transmitted, and all securities received in connection with activities as a broker-dealer are promptly delivered. The Company does not otherwise hold funds or securities for, or owe money or securities to, customers.

* * * * * *

CLARENDON INSURANCE AGENCY, INC.
(A Wholly Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

SCHEDULE OF COMPUTATION OF NET CAPITAL REQUIRED UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2004

CAPITAL—Stockholder's equity	$ 53,507
DEDUCTIONS—Nonallowable assets—accounts receivable	11,720
NET CAPITAL	$ 41,787
AGGREGATE INDEBTEDNESS—Total liabilities	$ 23,451
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT— Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 1,563
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF BROKER-DEALERS	$ 5,000
EXCESS NET CAPITAL	$ 36,787
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.56-to-1

NOTE: There were no differences between the amounts presented above and the amounts reported in the Company's unaudited FOCUS Report of December 31, 2004.

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

February 28, 2005

Clarendon Insurance Agency, Inc.
Wellesley, Massachusetts

In planning and performing our audit of the financial statements of Clarendon Insurance Agency, Inc. (the "Company") for the year ended December 31, 2004 (on which we issued our report dated February 28, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and to ensure that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP